May 19, 2006

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Ms. Julie Sherman

United States Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Integrated Device Technology, Inc.
Form 10-K for the year ended April 3, 2005
Form 8-K dated November 8, 2005
Your file No. 000-12695

Dear Ms. Sherman,

We write pursuant to our recent conversations with you regarding our letters dated April 26, 2006 and February 2, 2006 sent in response to the Commission’s letter dated January 19, 2006 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”).

Pursuant to our telephone discussions on Friday May, 5, 2006 and Monday, May 8, 2006, we have further revised the Reconciliation of GAAP to Non-GAAP table attached to our earnings press release and as an exhibit to our Form 8-K. As discussed, we used the attached form of disclosure in our May, 8, 2006 filing and propose to use the same form of disclosure in future filings.

Please let us know if you have further questions or comments with regard to our proposed form of disclosure.

Sincerely,

/s/ Clyde R. Hosein
Clyde R. Hosein
Vice President, Chief Financial Officer

cc:

Greg Lang, President and CEO

John Bolger, Chairman of the Audit Committee

Larry Gillis, PricewaterhouseCoopers

INTEGRATED DEVICE TECHNOLOGY, INC.

RECONCILIATION OF GAAP TO NON-GAAP

(Unaudited)

(In thousands)
	Three Months Ended			Year Ended
	April 2, 2006 (a)	Jan. 1, 2006 (a)	April 3, 2005	April 2, 2006 (a)	April 3, 2005
GAAP Net income (loss)	$(26,540)	$(42,288)	$6,179	$(81,708)	$13,333

GAAP Diluted Earnings Per Share	$(0.13)	$(0.21)	$0.06	$(0.52)	$0.12

Acquisition Related:
Acquired IPR&D (1)	—	(200)	65	2,300	1,830
Amortization and impairment of acquisition related intangibles (1)	56,537	56,755	2,560	127,468	7,836
Inventory FMV write-up (1)	2,868	5,539	—	13,348	—
Acquisition related costs (2)	1,375	2,023	463	4,403	2,056
Restructuring Related:
Reduction in Force (3)	1,081	922	6,698	4,128	7,795
Facility closure costs (4)	1,251	327	20	12,834	292
Asset impairment (5)	(11)	(168)	(610)	(835)	(2,513)
Other:
Sales Tax Refund (6)	—	—	(5,617)	—	(5,617)
Patent Settlement	—	—	—	—	(18)
Loss on short-term investments (7)	—	—	—	2,597	—
Loss on equity investments (8)	—	—	—	—	12,831
Taxes affects of Non-GAAP adjustments (9)	(5,881)	4,897	(2,341)	(9,354)	(2,372)

Non-GAAP net income	$30,680	$27,807	$7,417	$75,181	$35,453

Non-GAAP Diluted Earnings Per Share	$0.15	$0.14	$0.07	$0.47	$0.33

Weighted average shares:
Basic	198,830	199,568	105,325	157,345	105,825
Diluted	205,582	200,441	107,190	159,450	108,204
GAAP gross profit	53,537	45,598	46,722	177,567	195,498

Acquisition Related:
Amortization and impairment of acquisition related intangibles (1)	33,616	34,551	2,131	77,717	6,084
Inventory FMV write-up (1)	2,868	5,539	—	13,348	—
Acquisition related costs (2)	739	910	—	1,713	—
Restructuring Related:
Reduction in Force (3)	926	34	3,208	1,875	3,555
Facility closure costs (4)	510	481	20	6,823	292
Asset impairment (5)	(11)	(168)	(610)	(835)	(2,513)
Other:
Sales Tax Refund	—	—	(4,175)	—	(4,175)
Patent Settlement	—	—	—	—	(18)

Non-GAAP gross profit	92,185	86,945	47,296	278,208	198,723

GAAP Operating Expenses:	85,781	83,873	46,516	272,409	181,575

Acquisition Related:
Acquired IPR&D (1)	—	200	(65)	(2,300)	(1,830)
Amortization and impairment of acquisition related intangibles (1)	(22,921)	(22,204)	(429)	(49,751)	(1,752)
Acquisition related costs (2)	(636)	(1,113)	(463)	(2,690)	(2,056)
Restructuring Related:
Reduction in Force (3)	(155)	(888)	(3,490)	(2,253)	(4,240)
Facility closure costs (4)	(741)	(185)	—	(6,350)	—
Other:
Sales Tax Refund (6)	—	—	1,442	—	1,442

Non-GAAP Operating Expenses	61,328	59,683	43,511	209,065	173,139

GAAP Interest income and other, net	2,499	2,944	3,361	10,733	(570)

Facility Closure Costs (4)	—	(339)	—	(339)	—
Loss on short-term investments (7)	—	—	—	2,597	—
Loss on equity investments (8)	—	—	—	—	12,831

Non-GAAP Interest income and other, net	2,499	2,605	3,361	12,991	12,261

GAAP Provision for Income Taxes	(3,205)	6,957	(2,612)	(2,401)	20

Taxes affects of Non-GAAP adjustments (9)	5,881	(4,897)	2,341	9,354	2,372

Non-GAAP Provision for Income Taxes	2,676	2,060	(271)	6,953	2,392

(a)	The results of operations include the results of operations of ICS from September 16, 2005, the date of acquisition.

(1)	Consists of costs related to our acquisition of ICS in Q2 2006, our acquisition of assets from Freescale in Q2 2006, our acquisition of Zettacom in Q1 2005, TCAM3 acquisition from IBM in Q2 2004 and acquisitions of Newave and Solidum in Q1 2002 and Q3 2003, respectively. These costs include amortization of acquired intangible assets, the FMV adjustment of acquired inventory sold, acquired in-process research and development, and impairment charges.
(2)	Fiscal 2006 periods consist of additional depreciation, above market rental costs resulting from purchase accounting and retention costs incurred in connection with the acquisition of ICS and the acquisition of Freescale assets in Q2 2006. Fiscal 2006 periods also include costs incurred in connection with our acquisition of Zettacom in Q1 2005, such as retention earned by former employees. The prior year periods include only costs associated with our acquisition of Zettacom.
(3)	Fiscal 2006 periods consist of severance and retention costs related to our merger with ICS in Q2 2006, primarily resulting from the elimination of duplicative functions, and costs related to previous reductions in force. The prior year periods consist of severance and retention costs related to previous reductions in force.
(4)	Fiscal 2006 periods consist of costs associated with the exit of our leased facilities in Santa Clara during Q1 2006, severance and retention costs related the closure of our manufacturing facility in the Philippines during Q1 2006, and severance costs related to the closure of our design center in Australia in Q3 2006. Fiscal 2005 consists of costs associated with the closure of our manufacturing facility in Salinas.
(5)	Consists of gains realized on the sale of assets related to our former manufacturing facility in Salinas, which were previously impaired.
(6)	Consists of a sales tax refund related to the Manuafacturers Investment Credit.
(7)	Fiscal 2006 periods consist of other-than-temporary impairment charges recognized in Q2 2006 and Q1 2006 primarily as a result of our merger with ICS.
(8)	Consists of an impairment charge taken in Q1 2005 related to our investment in NetLogic.
(9)	Q3 and Q4 2006 include taxes associated with the repatriation of cash under the Homeland Investment Act (HIA), offset in Q4 2006 by reversals of certain foreign jurisdiction deferred tax liabilities. Q3 2006 includes a book to tax return adjustment for 2005. Fiscal 2006 also includes a net reversal of tax reserves resulting from an audit settlement in Q1 2006, certain tax effects related to the closure of our manufacturing facility in the Philippines in Q1 2006 as well the tax effects of certain non-GAAP adjustments. Fiscal 2005 periods include a net reversal of tax reserves, resulting from a settlement with the Internal Revenue Service in Q4 2005, tax effects related to the closure of our manufacturing facility in the Philippines, as well as the tax effects of certain non-GAAP adjustments.